Exhibit 99.1

TeliaSonera and Leading European Operators to Lower Roaming Tariffs; Cap on Wholesale Rates to Pave the Way for Average Roaming Prices in the EEA to Fall by around 50 Per Cent

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 1, 2006--TeliaSonera (TLSN)(STO:TLSN)(HEX:TLS1V), together with leading mobile phone operators in Europe have agreed to halve the price of average wholesale roaming tariffs. This is expected to result in a substantial reduction in the retail price of roaming services that allow customers to make and receive calls while traveling in the European Economic Area (EEA).

TeliaSonera, Orange, Telecom Italia Mobile, Telenor, T-Mobile and Wind, which together have customers representing almost 200 million EU mobile users, have agreed to cap the average wholesale rates they offer each other for providing roaming services at 45 Euro cents per minute from October 2006 and 36 Euro cents per minute from October 2007, lowering current wholesale rates by around half.

The operators commit to pass the benefits of these wholesale reductions on to customers through market-driven reductions in retail prices as fully and quickly as possible. This would pave the way for a reduction in average retail roaming tariffs in the EEA by around 50 per cent.

An independent body will be appointed to audit the reductions in the average retail price of roaming voice services among this group of operators. At six monthly intervals, this independent body will publish an index, showing trends in retail prices at an EEA-wide level.

The group of operators, which provide services in almost all EU countries, will offer to apply the proposed wholesale cap on a reciprocal basis through agreements with other operators based in both in and outside Europe. A main advantage of this scheme, compared to the one proposed by the European Commission, is that it provides scope for competition on prices and services between mobile operators at both the wholesale and the retail level.

The group of operators have extended an invitation to all operators in the European Economic Area to sign the proposed code of conduct, and additional operators are expected to join prior to October 2006.

"TeliaSonera welcomes this industry initiative as it will lead to lower end-user prices, which in turn will lead to satisfied customers and most probably increased volumes."

Anders Igel, Chief Executive Officer, TeliaSonera.

Supporting quotes from other participating operators:

Sanjiv Ahuja, Chief Executive Officer, Orange:

"Orange is pleased to participate in an initiative that so clearly demonstrates the mobile industry's determination to bring down the price of roaming to the benefit of all customers across the EU. The mobile industry continues to be a vibrant and competitive market place, and we firmly believe that it is through competition that customers' needs are best met."

Riccardo Ruggiero, Chief Executive Officer Telecom Italia:

"The Initiative is a fundamental step towards clearer and more convenient international roaming tariffs, and it will benefit our customers, as well as most customers in Europe. Telecom Italia has already taken concrete steps in this direction, contributing to the growth of a market which is already extremely competitive and we hope will not require regulatory measures which would, however, be difficult and time consuming to implement."

Rene Obermann, Chief Executive Officer T-Mobile International.

"We have always expressed an interest in reducing roaming costs and have done so for the benefit of our customers. We are therefore glad to be part of a comprehensive network operator initiative, which has declared to voluntarily reduce prices significantly. This makes it apparent that market forces in the mobile industry function and do not need regulatory intervention."

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Gunnar Forsgren, +46 8 713 5830 / +46 8 504 55 124 /
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